Exhibit 99.1

Fury Identifies Large Scale Gold-In-Till Targets on the Éléonore South Joint Venture

TORONTO, Canada – December 17, 2020 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce the identification of additional targets on the Éléonore South Joint Venture (“ESJV”) located in the Eeyou Istchee Territory in the James Bay region of Quebec. The ESJV land package comprises 282 claims across 14,700 hectares located 12 kilometers (km) to the south of Newmont Corp.’s (“Newmont”) Éléonore Mine and to the west and south of Sirios Resources Inc.’s Cheechoo gold deposit (Figure 1). The Company has identified two significant and undrilled target areas that are characterized by large scale gold-in-till anomalies, which it is proposing to advance to drill stage in the summer of 2021.

A Message from Mike Timmins, President & CEO:
“As operator of the ESJV we are very keen to advance the project on behalf of the joint venture. This exceptional growth opportunity fits well into our aggressive plan to drive value for shareholders as we continue to pursue the untapped potential of the James Bay Gold Camp in Quebec.

“We are looking forward to a very busy 2021 with drill results from Eau Claire expected to be released throughout the year, starting early in the first quarter. In addition to advancing these new targets on the ESJV, we will begin programs at Homestake Ridge in British Columbia and Committee Bay in Nunavut, which will offer more opportunities for resource growth and potential new discoveries.”

A Message from Michael Henrichsen, SVP, Exploration:
“The ESJV land package represents an excellent discovery opportunity for Fury and our joint venture partners. Our technical team appreciates the high-quality historical data sets that exist, which we will use to plan and to advance targets to drill stage. The known gold mineralization at the Moni and JT zones demonstrates bulk tonnage potential, which we feel underpins the value of the property; however, the opportunity to explore for undiscovered high-grade mineralization, similar to that found at the Éléonore mine, excites our technical group.”

ESJV Overview
As at December 31, 2015, the ESJV is held by Fury (36.72%), Azimut Exploration Inc. (“Azimut”) (26.57%), and Les Mines Opinaca Ltée, a wholly-owned subsidiary of Newmont (36.71%). The ESJV was formed in 2008 and Fury, through its Eastmain subsidiary, currently acts as manager and operator of the joint venture on behalf of the partners.

The Éléonore South property is strategically located in an area of prolific gold mineralization within the James Bay Gold Camp and is locally defined by the Éléonore mine and the Cheechoo deposit. The property has been explored over the last 12 years by the joint venture with the majority of exploration focused on the extension of the Cheechoo deposit through approximately 27,000 metres (m) of drilling in 172 drill holes, covering only a small fraction of the property at the Moni and JT zones (Figure 1). Notable drill intercepts include 6.0 metres of 49.50 g/t gold (Au), which included 1.0 metre of 294 g/t Au. Highlights of the historical drilling are summarized below in Table 1.

Table 1: ESJV Historical Drill Highlights from the Moni and JT Zones1

Hole ID	From (m)	To (m)	Interval (m)	Au g/t
ES17-64	167.25	220.50	53.25	4.22
and	202.5	213.0	10.5	13.00
incl.	204.0	207.0	3.0	37.90
ES18-098	8.1	16.5	8.4	8.56
incl.	8.9	9.8	1.0	71.40
ES18-100	14.0	20.0	6.0	49.40
incl.	17.0	18.0	1.0	294.00
ES18-133	164.8	171.0	6.2	14.70
	167.0	168.0	1.0	80.40
ES19-156	140.3	150.0	9.7	7.44
incl.	144.7	145.5	0.8	63.20
ES19-157	169.4	193.2	23.8	3.08
incl.	181.0	182.5	1.5	27.80
incl.	186.4	187.2	0.8	13.35
ES17-077	142.5	188.0	45.5	1.46
incl.	186.5	188.0	1.5	23.10
* Cutoff 0.25 g/t Au, max internal dilution 4m

1.
Analytical samples were taken by sawing BTW diameter core into equal halves on site and sent one of the halves to ALS Lab in Rouyn-Noranda, Val d’Or, QC, and Sudbury, ON for preparation and analysis. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-AA24 results were greater than 3 ppm Au the assay were repeated with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed. True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals.

In addition, the property is covered by 1,836 line kilometres of combined magnetic and electro-magnetic surveys as well as 1,700 line kilometres of high resolution, 25-metre spacing, airborne magnetics over the Moni and JT zonesand 267 line kilometres of ground-based induced polarization surveys, with approximately two-thirds of the property covered by geochemical surveys. These robust datasets will allow Fury to further evaluate the property and rapidly advance targets to drill stage.

Geochemical Targets
There are two large scale gold-in-till geochemical anomalies defined to date that have not been drill tested (Figure 2). Target 1, located in the central portion of the property, is defined by high tenor values of +50 ppb gold along a 5.5 kilometre trend. This anomaly is centered on a clear east-west structural corridor that separates intrusives to the south and sediments to the north and is partially covered by a ground-based induced polarization survey. Due to the limited glacial dispersion of gold-in-tills observed at the Moni and JT zones, Fury’s technical team believes that the source area of the geochemical anomaly is locally derived. Target 2, located in the western portion of the land package, is defined by +25 ppb gold values along a 2.5 kilometre trend that separates mafic volcanics from an intrusive complex.

Proposed Programs in 2021
Fury is working with its partners on the ESJV to finalize a 2021 exploration program. Initial discussions have focussed around advancing existing target areas as well as deriving new target areas by integrating all datasets across the project area along with the collection of new data during the 2021 exploration season. The proposed program may include:
●
Reprocessing and interpreting the existing airborne magnetic and electro-magnetic datasets to advance the structural and geologic framework;
●
Geochemical till surveying across the southern third of the property to complete property wide coverage;
●
Acquiring additional IP data over defined geochemical anomalies to aid in drill targeting; and
●
Drill testing between 3,000m and 5,000m at Targets 1 and 2 during Q4 2021.

ESJV – Project Location

Strategic Land Position in the James Bay Gold Camp

FURY
GOLD MINES
Legend
Previous Drill Holes
ESJV Claims
Other Claims
Geology
Tuff Intermediate
Basalt
Diabase
Dunite
Sandstone, wacke, mudrock
Conglomerate
Migatite; Paragneiss
Diatexite
Granite, Granodiorite
Diorite
Éléonore Mine[1]
P&P Reserves:
1.28M oz @ 5.31 g/t Au
Resources:
M&I: 410k oz @ 4.55 g/t Au
Inf: 580k oz @ 5.21 g/t Au
Éléonore Mine
Newmont
11 km
JT Gold Zone
Cheechoo Deposit[2]
Inf: 1.96M oz @ 0.65 g/t Au
Sirios
Cheechoo-Moni Area
Moni Zone
ESJV
Land Position:
14,700 ha
N
5 km
Quebec
Éléonore South JV
Eau Claire
Quebec City
Montréal

1. Refer to 2019 Reserves and Resources on Newmont website
2. Refer to Sirios Resources news release on November 17, 2020

Figure 1: Presents the 14,700 hectare land position of the Éléonore South Joint Venture in relation to Newmont’s Éléonore mine and Sirios Resources’ Cheechoo deposit and illustrates the previous drilling at the project.

ESJV – New Targeting and 2021 Work Plan

Soil Geochemistry (Au ppb) on Magnetics Background

FURY GOLD MINES

Legend
Major Structures
ESJV Claims
Other Claims
Soil Au ppb
West
Main
25 - 50
50 - 100
50 - 100
100 - 250
> 100
> 250
Newmont
JT Gold Zone
Cheechoo Deposit
Sirios
Eleonore South JV
Moni Zone
5.5 km Target
2.5 km Target
West Block
2021 Geochemical Survey
Main Block
Ice Direction
N
4 km

Figure 2: Illustrates the two large-scale geochemical anomalies that represent the two target areas that Fury plans to advance to drill stage in the summer of 2021 and the location of the expanded geochemical survey in the southern third of the property.

David Rivard, P.Geo, Exploration Manager at Fury, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

For further information on Fury Gold Mines Limited, please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600, info@furygoldmines.com or visit www.furygoldmines.com.

About Fury
Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury will aggressively grow and advance its multi-million-ounce gold platform through project development and potential new discoveries. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com ..

Forward Looking Information and Additional Cautionary Language
This release includes certain statements that may be deemed “forward-looking statements”. Forward looking information is information that includes implied future performance and/or forecast information including information relating to the growth plans and future results of Fury, and the timing and results of drill programs at Eau Claire, the ESJV and Fury’s other properties. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and the Annual Information Form of Eastmain Resources Inc. (“Eastmain Resources”) and the Company’s and Eastmain Resource’s respective MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

LEGAL*51274512.3
www.furygoldmines.com